UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number: 001-38851

POWERBRIDGE TECHNOLOGIES CO., LTD.

(Translation of Registrant’s name into English)

Advanced Business Park, 9th Fl, Bldg C2,

29 Lanwan Lane, Hightech District,

Zhuhai, Guangdong 519080, China

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

CONTENTS

Execution of a Material Definitive Agreement

On December 16, 2022, Powerbridge Technologies Co., Ltd. (“Powerbridge” or the “Company”) entered into an equity transfer agreement with 14 shareholders of BOXINRUI INTERNATIONAL HOLDINGS LIMITED (“Boxinrui”, or the “Target Company”) to which the Company agreed to purchase 20% of the equity interest of the Target Company for the aggregated total consideration of RMB48,206,973, which shall be settled by 55,300,530 newly issued ordinary shares of the Company. The closing is subject to the customary closing conditions and terms as stipulated in the share purchase agreement. The acquisition is expected to close on or prior to December 31, 2022.

The Company will hold an aggregate of 35% equity interest of the Target Company following the closing of this acquisition and the previous acquisition of 20% equity interest of the Target Company in June 2022, which the Company disclosed on Form 6-K filed with the Securities and Exchange Commission on June 28, 2022.

Boxinrui wholly owns HONG KONG ANXIN JIEDA CO., LIMITED (“Anxin Jieda”), which in turn owns 90% equity interest in Shenzhen Wenxing Tianxia Technology Co., Ltd. (“Wenxing Tianxia”). Wenxing Tianxia mainly engaged in Artificial Intelligence, Blockchain and NFT technology in the educational industry. Such acquisition is aligned with Powerbridge’s metaverse strategy as Powerbridge intends to utilize Wenxing Tianxia’s business know-how and technology to expand the Company’s operation.

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 30, 2022

POWERBRIDGE TECHNOLOGIES CO., LTD.

By:	/s/ Stewart Lor
Stewart Lor
Chief Executive Officer

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